UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   0-1402

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company

Employee Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.

22801 St. Clair Avenue

Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan

December 31, 2010 and 2009, and

Year Ended December 31, 2010

With Report of Independent Auditors

Plan Sponsor and Administrator

The Lincoln Electric Company

Cleveland, Ohio 44117

(216) 481-8100

Plan Number: 005

Employer Identification Number: 34-0359955

The Lincoln Electric Company

Employee Savings Plan

Financial Statements and Schedule

December 31, 2010 and 2009, and

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Lincoln Electric Company

Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 17, 2011

The Lincoln Electric Company

Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments, at fair value	$255,590,497	$220,204,836
Receivables:
Notes receivable from participants	9,191,517	8,071,451
Participant contributions receivable	—	186,879
Employer contributions receivable	342,848	315,089
Investment income receivable	342,854	321,717
Receivable for securities sold	912,672	398,943
Total receivables	10,789,891	9,294,079
Total assets	266,380,388	229,498,915

Liabilities
Benefit claims payable	343,936	334,986
Corrective distributions payable	144,778	394,382
Total liabilities	488,714	729,368

Net assets available for benefits, at fair value	265,891,674	228,769,547

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(226,123)	483,982

Net assets available for benefits	$265,665,551	$229,253,529

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions
Interest and dividends	$4,862,684
Contributions:
Participants	9,031,099
Employer	6,473,625
Net appreciation in fair value of investments	29,720,099
Total additions	50,087,507

Deductions
Participant withdrawals	13,530,707
Corrective distributions	144,778
Total deductions	13,675,485

Net increase	36,412,022

Net assets available for benefits at beginning of year	229,253,529
Net assets available for benefits at end of year	$265,665,551

See notes to these financial statements.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements

Note 1 — Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan (as amended, “the Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan.  The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and Vesting

Participant Contributions

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($16,500 for 2010 and 2009).  Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $5,500 for 2010 and 2009).  Participants are immediately vested in their contributions plus actual earnings thereon.  Participants have the right to direct Fidelity Management Trust Company (“the Trustee”) to invest contributions in any one fund or in a combination of funds in 1% increments.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code.  In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees.  As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year.

Company Match

The Company contributes 35% of the first 6% of compensation contributed by certain participants to the Plan.  Matching contributions are 100% vested after an employee has attained three years of service.  The Company match is discretionary and can be suspended or terminated at any time.  Company match contributions are invested in the same manner as participant contributions.

On December 15, 2008, the Plan sponsor notified plan participants of the suspension of the matching employer contribution for all employees effective January 1, 2009.  The Plan sponsor reinstated the matching employer contribution for all employees effective January 1, 2010.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

FSP Program

The Plan provides a Financial Security Program (“FSP”) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997.  Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay, in which they become 100% vested after attaining three years of service.  In July 2006, the Company amended the Plan to offer employees enhanced FSP benefits (“FSP Plus”).  Eligible employees hired on or after January 1, 2006 will receive FSP Plus benefits under the Plan, but will not be eligible to participate in the Company’s defined benefit plan.  Those eligible employees hired prior to January 1, 2006 either remained under the Company’s existing retirement programs, which includes both benefits under the Plan and the Company’s defined benefit plan, or made an irrevocable election to switch to the new program that provides the FSP Plus feature while earning a reduced benefit from the Company’s defined benefit plan.  The Company began making contributions to the FSP Plus program to eligible employees on July 16, 2006 as follows:

Years of Service	FSP Plus Company Contribution (% of base pay)
1	4%
5	5%
10	6%
15	7%
20	8%
25	10%

The amount of FSP and FSP Plus contributions were $4,317,106 in 2010.  FSP and FSP Plus contributions are invested in the same manner as participant contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan.  Forfeited amounts were $47,978 in 2010.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding FSP and FSP Plus contributions.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment.  Participants who leave the Company may withdraw their money at any time.  Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated.  Participants or beneficiaries may elect to receive the portion of their distributions which are attributable to their interests in the Lincoln Electric Stock Fund in the form of whole shares with any fractional shares paid in cash or all in cash.

Plan Termination

The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time.  Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable.  No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The valuation methodologies used for the investment assets measured at fair value are as follows:

Units of registered investment companies (“Mutual funds”): Valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.

Lincoln Electric Stock Fund: Valued at net asset value, which represents the quoted market price of Lincoln Electric Stock on the last business day of the plan year.

Common collective trust fund: Valued at net asset value based on information provided by the trustee and using the audited financial statements of the common collective trust at year-end.

The common collective trust fund invests in fully benefit-responsive investment contracts.  This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statement of Net Assets Available for Benefits to present these investments at contract value.  Contract value is the relevant measurement attribute to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.  Refer to Note 10 for discussion of the investment in the common collective trust fund.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded when it is earned.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

All direct costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2010.

Note 3 — New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06 to amend Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements & Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.”  ASU 2010-06 amends ASC 820-10-50 to require additional information to be disclosed principally with respect to Level 3 fair value measurements and transfers to and from Level 1 and Level 2 measurements.  In addition, enhanced disclosure is required concerning inputs and valuation techniques used to determine Level 2 and Level 3 fair value measurements.  The new disclosures and clarifications of existing disclosures, as required by ASU 2010-06, are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value instruments.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for the interim periods within those fiscal years.  Earlier application is permitted.  ASU 2010-06 was adopted on January 1, 2010 and did not have an impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25 to amend ASC 962, “Plan Accounting — Defined Contribution Pension Plans.”  ASU 2010-25 clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans.  The Plan adopted the provisions of ASU 2010-25 on January 1, 2010 (see the Statements of Net Assets Available for Benefits).  Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment.  The adoption results in a reclassification of participant loans totaling $8,071,451 from investments to notes receivable from participants as of December 31, 2009.  There was no impact to the Plan’s net assets as of December 31, 2010 or 2009 as a result of this adoption.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Note 4 — Investments

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments

Mutual funds	$16,099,629
Lincoln Electric Stock Fund	13,620,470
$29,720,099

Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 are as follows:

	2010	2009

Lincoln Electric Stock Fund	$71,572,798	$60,884,846
Fidelity Managed Income Portfolio	27,583,938	26,511,272
T. Rowe Price Blue Chip Growth SHS	20,040,064	17,269,847
Dodge & Cox Balanced Fund	18,475,448	16,473,110
PIMCO Total Return Fund Institutional Class	17,775,734	15,239,373
Fidelity Diversified International Fund	17,049,905	16,401,793
Artisan Mid Cap Fund	16,074,153	11,478,177
Spartan 500 Index	14,188,570	12,159,909

Note 5 — Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated October 1, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  As such, there are no uncertain tax positions taken or expected to be taken.  The Plan is subject to

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6 — Transactions with Parties-in-Interest

At December 31, 2010, the Plan held 1,096,565 Common Shares of Lincoln Electric Holdings, Inc., the Plan sponsor, with a fair value of $71,572,798.  For the year ended December 31, 2010, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $1,216,109.  At December 31, 2009, the Plan held 1,138,886 Common Shares of Lincoln Electric Holdings, Inc., the Plan sponsor, with a fair value of $60,884,846.  The Plan’s shares of Lincoln Electric Holdings, Inc. are held in the Lincoln Electric Stock Fund.

Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company.  Such transactions are exempt from being prohibited transactions.

Note 7 — Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per financial statements	$265,665,551	$229,253,529
Less: Deemed distribution of loans with no post-default payments	(130,517)	(119,130)
Plus: Adjustment from contract value to fair value for fully benefit responsive investment contract	226,123	(483,982)
Net assets available for benefits per Form 5500	$265,761,157	$228,650,417

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2010
Net increase per the financial statements	$36,412,022
Less: Change in deemed distribution of loans with no post-default payments	(11,387)
Plus: Change in adjustment from contract value to fair value for fully benefit responsive investment contract	710,105
Net increase per Form 5500	$37,110,740

The deemed distributions of participant loans with no post-default payments are loans that are in default by participants of the Plan.  While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e., loans) in the financial statements of the Plan as these loans are collateralized by participant funds.

The fully benefit-responsive contract was adjusted from fair value to contract value for purposes of the financial statements.  For purposes of the Form 5500, the investment contract will be stated at fair value.

Note 8 — Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan’s investments in the Company’s stock are exposed to market risk in the event of a significant decline in the value of Lincoln Electric Holdings, Inc. Common Shares.  Participants assume all risk in connection with any decrease in the market price of any investment.

Note 9 — Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

The three levels of the fair value hierarchy are described below:

Level 1                                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2                                                          Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods used may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash	$2,608,335	$—	$—	$2,608,335
Mutual funds
Large Cap	40,197,795	—	—	40,197,795
Income	17,775,734	—	—	17,775,734
International	27,886,610	—	—	27,886,610
Mid Cap	25,315,175	—	—	25,315,175
Small Cap	13,071,418	—	—	13,071,418
Blended	29,352,571	—	—	29,352,571
Lincoln Electric Stock Fund	—	71,572,798	—	71,572,798
Common collective trust	—	27,810,061	—	27,810,061
Total investments at fair value	$156,207,638	$99,382,859	$—	$255,590,497

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash	$2,218,432	$—	$—	$2,218,432
Mutual funds
Large Cap	34,685,448	—	—	34,685,448
Income	15,239,373	—	—	15,239,373
International	27,011,031	—	—	27,011,031
Mid Cap	19,540,956	—	—	19,540,956
Small Cap	10,661,136	—	—	10,661,136
Blended	23,936,324	—	—	23,936,324
Lincoln Electric Stock Fund	—	60,884,846	—	60,884,846
Common collective trust	—	26,027,290	—	26,027,290
Total investments at fair value	$133,292,700	$86,912,136	$—	$220,204,836

Note 10 — Investment in Common Collective Trust Fund

The Plan invests in the Fidelity Managed Income Portfolio (“the Portfolio”), a benefit-responsive common collective trust fund.  The Portfolio’s objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  The Portfolio may invest in fixed-income securities, money market funds and derivative instruments (i.e., swap agreements), and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the Portfolio to meet its objective of capital preservation.  The Portfolio is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The common collective trust is a fully benefit-responsive investment for which contract value is the relevant measurement attribute.  Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent.  Crediting rates are reset monthly.

The Lincoln Electric Company

Employee Savings Plan

Notes to Financial Statements (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Portfolio’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Fidelity Management Trust Company that is designed to induce or influence participants to avoid investing in the Portfolio or to transfer assets out of the Portfolio, and (6) any transfer of assets from the Portfolio directly to a competing investment option.  The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable of occurring.

The Lincoln Electric Company

Employee Savings Plan

 EIN:  34-0359955  Plan Number:  005

Form 5500, Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Current Value

Cash, interest bearing			$2,608,335

Common Collective Trust:
Fidelity Managed Income Portfolio*	27,583,938	units	27,810,061

Units of registered investment companies:
T.Rowe Price Blue Chip Growth SHS	525,572	units	20,040,064
Dodge & Cox Balanced Fund	263,108	units	18,475,448
PIMCO Total Return Inst Fund	1,638,316	units	17,775,734
Fidelity Diversified International Fund*	565,503	units	17,049,905
Artisan Mid Cap Fund	477,971	units	16,074,153
Spartan 500 Index	318,988	units	14,188,570
Neuberger Berman Genesis Trust Fund	274,379	units	13,071,418
American EuroPacific Growth Fund	261,946	units	10,836,705
Perkins Mid Cap Value Inv CL	409,438	units	9,241,022
American Washington Mutual Fund	219,374	units	5,969,161
Vanguard Target Ret 2015 Inc CL	147,283	units	1,829,254
Vanguard Target Ret 2020 Inv CL	81,776	units	1,807,248
Vanguard Target Ret 2030 Inv CL	61,263	units	1,328,176
Vanguard Target Ret 2045 Inc CL	94,156	units	1,271,100
Vanguard Target Ret 2025 Inv CL	99,347	units	1,253,756
Vanguard Target Ret 2040 Inv CL	40,293	units	866,296
Vanguard Target Ret 2035 Inc CL	64,467	units	843,869
Vanguard Target Ret 2050 Inv CL	31,684	units	678,034
Vanguard Target Ret 2010 Inv CL	23,331	units	520,525
Vanguard Target Ret Inc	42,453	units	478,865
			153,599,303
Common stock held by the Lincoln Electric Stock Fund
Lincoln Electric Holdings, Inc.*	1,096,565 Common Shares		71,572,798

Participant loans*	Loans maturing at various dates through September 13, 2025 and bearing interest at rates ranging from 4.25% to 10.5%		9,061,000
Total assets			$264,651,497

*Indicates party-in-interest to the Plan.

Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Vincent K. Petrella
Vincent K. Petrella
Senior Vice President and
Chief Financial Officer

Date: June 17, 2011